U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

As previously disclosed, on July 15, 2021, Tantech Holdings Ltd (the “Company”) convened its annual general meeting of shareholders for the fiscal year ended December 31, 2020 (the “AGM”), which was adjourned to August 9, 2021. The Company is filing this Report on Form 6-K to provide final results for the votes for its AGM. The proposals are described in detail in the Company’s proxy statement filed with the U.S. Securities and Exchange Commission on June 8, 2021. The final results for the votes regarding each proposal are set forth below.

1.  Shareholders elected five members of the Board of Directors, one Class I member for a one-year term expiring in 2022, two Class II members for a two-year term expiring in 2023, and two Class III members for a three-year term expiring in 2024, or until their successors are duly elected and qualified. The votes for each of the nominees were as follows:

	For	Withheld	Abstained
Class I: Shudong Wang	20,699,741	254,816	-
Class II: Wencai Pan	20,709,106	245,451	-
Class II: Hongdao Qian	20,703,521	251,036	-
Class III: Zhengyu Wang	20,707,889	246,668	-
Class III: Yefang Zhang	20,703,529	251,028	-

2.  Shareholders ratified the appointment of Prager Metis CPAs, LLC as independent registered public accounting firm for the fiscal year ending December 31, 2021. The votes regarding this proposal were as follows:

For	Against	Abstained
20,835,972	100,423	18,162

3.  Shareholders approved an ordinary resolution that the authorized shares of the Company be increased from 50,000,000 common shares each with a par value of US $0.001 to 600,000,000 common shares each with a par value of US $0.001 (the “Amendment to the Authorized Shares”). The votes regarding this proposal were as follows:

For	Against	Abstained
19,795,416	1,133,323	25,818

4.  Shareholders approved an ordinary resolution that the Memorandum and Articles of Association which incorporate amendments including but not limited to Amendment to the Authorized Shares, be and hereby are, approved and adopted with immediate effect in substitution for the existing Memorandum and Articles of Association of the Company. The votes regarding this proposal were as follows:

For	Against	Abstained
20,169,098	737,921	47,538

5.  Shareholders approved an ordinary resolution that the 2021 Share Incentive Plan is hereby approved and adopted. The votes regarding this proposal were as follows:

For	Against	Abstained
20,154,633	698,477	101,447

6.  Shareholders approved such other business as may properly come before the meeting or any adjournment thereof. The votes regarding this proposal were as follows:

For	Against	Abstained
20,634,826	218,479	101,252

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Wangfeng Yan
	Name:	Wangfeng Yan
	Title:	Chief Executive Officer

Dated: August 9, 2021